UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: June 18, 2021

(Date of earliest event reported)

ELEGANCE BRANDS, INC.

(Exact name of issuer as specified in its charter)

Delaware	82-3305170
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9100 Wilshire Blvd., Suite 362W

Beverly Hills, California 90212

(Full mailing address of principal executive offices)

(424) 313-7471

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A Common Stock, par value $0.0001 per share.

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 7. DEPARTURE OF CERTAIN OFFICERS.

Departure of CFO and Replacement with Interim CFO.

Effective June 18, 2021, Datesh Kshatriya, the Chief Financial Officer of Elegance Brands, Inc., a Delaware corporation (the “Company”), resigned from his position with the Company. There is no dispute between the Company and Mr. Kshatriya regarding the Company’s financial disclosures or otherwise. Going forward, on an interim basis, the role of the Company’s Chief Financial Officer will be filled by Ryan Chen. Prior to assuming the role of interim Chief Financial Officer, Mr. Chen served as the Company’s head of accounting, a position he has held since June of 2020. Prior to that, from June 2019 until May 2020, Mr. Chen worked as an internal accountant for the Company on a part-time basis. Mr. Chen is a licensed CPA. The Company is presently conducting a search to locate a new Chief Financial Officer.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Elegance Brands Inc.
a Delaware corporation

by:	/s/ Amit Raj Beri
Name:	Amit Raj Beri
Its:	Chief Executive Officer
Date:	June 21, 2021